UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the nine months ended September 30, 2010
Commission file number: 001-10110
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)
Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)
Javier Malagón Navas
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

PAGE
ITEM 1.	RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010	3
     This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-167820) filed with the Securities and Exchange Commission.

ITEM 1. RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this report:
•	“BBVA”, “Bank”, the “Company” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.
     Factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.
     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles
     BBVA’s consolidated annual and interim financial statements are prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”), and as amended thereafter.
     The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.
     This report on Form 6-K should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2009 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on March 29, 2010 (the “2009 Form 20-F”) and BBVA’s interim consolidated financial statements for the six months ended June 30, 2010 included in BBVA’s Form 6-K furnished to the SEC on October 7, 2010 (the “June 30, 2010 6-K”).
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s 2009 Form 20-F and June 30, 2010 6-K includes a reconciliation of certain financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP. We have not prepared or included in this report on Form 6-K a reconciliation of the financial information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of and for the nine months ended September 30, 2010 and 2009.
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Form 6-K may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

The BBVA Group
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.
Selected Consolidated Financial Data

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
EU-IFRS (*)	2010	2009	2010-2009
Consolidated Income Statement Data
Interest and similar income	15,760	18,325	(14.0)
Interest and similar expense	(5,578)	(8,033)	(30.6)
Net interest income	10,182	10,292	(1.1)

Dividend income	302	290	4.0
Share of profit or loss of entities accounted for using the equity method	211	6	n.m. (4)
Fee and commission income	4,018	3,928	2.3
Fee and commission expenses	(616)	(661)	(6.8)
Net gains (losses) on financial assets and liabilities	1,356	644	n.m. (4)
Net exchange differences	286	480	(40.3)
Other operating income	2,634	2,502	5.3
Other operating expenses	(2,409)	(2,106)	14.4
Gross income	15,964	15,375	3.8

Administration costs	(6,080)	(5,576)	9.0
Depreciation and amortization	(562)	(528)	6.4
Provisions (net)	(408)	(234)	74.2
Impairment losses on financial assets (net)	(3,606)	(3,686)	(2.2)
Net operating income	5,308	5,351	(0.8)

Impairment losses on other assets (net)	(288)	(301)	(4.4)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	39	18	n.m. (4)
Negative Goodwill	1	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued transactions	200	882	(77.3)
Income before tax	5,260	5,950	(11.6)

Income tax	(1,300)	(1,418)	(8.4)
Income from continuing transactions	3,960	4,532	(12.6)

Income from discontinued transactions (net)	—	—	—
Net income	3,960	4,532	(12.6)

Net income attributed to parent company	3,668	4,179	(12.2)
Net income attributed to non-controlling interests	292	353	(17.4)

	(in Euro/Share-ADR)
Per share/ADS(1) Data
Numbers of shares	3,747,969,121	3,747,969,121
Net operating income(2)	1.43	1.44
Net income attributed to parent company(3)	0.95	1.12

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,702 million and 3,715 million shares for the nine months ended September 30, 2010 and 2009, respectively).

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the estimated number of shares into which the Bank’s convertible bonds issued in September 2009 may be converted, assuming full conversion at the price of BBVA’s ordinary shares over the last five days of the relevant period (3,909 million as of September 30, 2010 and 3,715 million as of September 30, 2009).

(4)	Not meaningful.

	As of	As of	As of
	September 30,	December 31,	September 30,
	2010	2009	2009
	(in Millions of Euros)
Consolidated balance sheet data
Total assets	557,761	535,065	537,305
Common stock	1,837	1,837	1,837
Loans and receivables (net)	360,762	346,117	345,629
Customer deposits	255,798	254,183	249,365
Debt certificates and subordinated liabilities	112,947	117,817	117,216
Total equity	32,909	30,763	30,707

	(in Percentage)
Consolidated ratios
Profitability ratios:
Net interest income (1)	2.43%	2.56%	2.52%
Return on average total assets (2)	0.95%	0.85%	1.11%
Return on average equity (3)	17.2%	16.0%	21.2%

	(in Millions of Euros, except Percentage)
Credit quality data
Loan loss reserve (4)	9,423	8,805	8,248
Loan loss reserve as a percentage of total loans and receivables (net)	2.61%	2.54%	2.39%
Substandard loans (5)	15,325	15,312	12,308
Substandard loans as a percentage of total loans and receivables (net)	4.25%	4.42%	3.56%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents annualized net interest income, which we calculate as our net interest income for the period multiplied by four thirds, as a percentage of average total assets for the period.

(2)	Represents annualized net income attributed to the parent company, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average total assets for the period.

(3)	Represents annualized net income attributed to the parent company, which we calculate as our net income attributed to the parent company for the period multiplied by four thirds, as a percentage of average equity for the period.

(4)	Includes loan loss reserve and contingent liabilities reserve.

(5)	Total non-performing assets (which include substandard loans to customers and other non-performing assets) amounted to €15,560 million as of September 30, 2010, compared to €15,602 million as of December 31, 2009 and compared to €12,500 million as of September 30, 2009, a decrease of 0.3% for the nine months ended September 30, 2010. The non-performing asset ratio (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) was 4.1% as of September 30, 2010, 4.3% as of December 31, 2009 and 3.4% as of September 30, 2009.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuertes and Peruvian nuevos soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euros, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements.
     The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our financial results as reported in this Form 6-K. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for the nine months ended September 30, 2010 and 2009 and as of September 30, 2010 and December 31, 2009 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Nine	For the Nine
	Months ended	Months ended
	September 30,	September 30,	As of September	As of September
Currencies	2010	2009	30, 2010	30, 2009
Mexican peso	16.7087	18.6282	17.1259	19.7453
U.S.dollar	1.3145	1.3665	1.3648	1.4643
Argentine peso	5.1922	5.1352	5.4950	5.6339
Chilean peso	683.53	781.25	662.25	799.36
Colombian peso	2,512.56	3,021.15	2,457.00	2,816.90
Peruvian new sol	3.7231	4.1693	3.8044	4.2311
Venezuelan bolivar fuerte	5.5489	2.9342	5.8613	3.1443

     During the nine months ended September 30, 2010, there has been a general appreciation of all the currencies that affect the Group’s financial statements against the euro (except the Venezuelan bolivar fuerte, which was devalued at the beginning of 2010 and the average exchange rate of the Argentine peso). The appreciation of the other currencies can be seen in both the period-end exchange rates and the average exchange rates for the nine months ended September 30, 2010.
     In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar fuerte against the main foreign currencies among other economic measures. The effects of this devaluation in the consolidated income statement for the nine months ended September 30, 2010 and on consolidated equity as of September 30, 2010 were not significant.
BBVA Group Results of Operations for the Nine Months Ended September 30, 2010 and 2009
     Net interest income
     Net interest income decreased 1.1% to €10,182 million for the nine months ended September 30, 2010 from €10,292 million for the nine months ended September 30, 2009, primarily due to the decrease in yield on assets and the increase in the cost of liabilities, mainly in the third quarter of 2010 (the yield on assets decreased to 3.73% during the three months ended September 30, 2010 from 3.81% during the three months ended June 30, 2010, whereas the cost of liabilities increased to 1.45% during the three months ended September 30, 2010 from 1.29% during the three months ended June 30, 2010).
     The decrease in yield on assets was due primarily to the fact that the decrease in market interest rates during 2009 was gradually reflected in the yield of variable rate mortgage loans during the year 2009, whereas in 2010 this decrease was largely completed at the beginning of the nine months ended September 30, 2010. Additionally, the Group has made continued efforts to gradually increase the relative weight of lower risk and therefore lower yield, loans in its loan portfolio, including primarily private mortgages in all geographical areas in which BBVA operates and corporate and business loans, particularly in Mexico and the United States. On the other hand, the decrease in yield on assets was partially offset by the active management of our investments in debt instruments (adjusting the duration of debt portfolios and increasing debt portfolio income in net interest income). The increase in cost of liabilities was due primarily to the increase in volume of customer deposits and a higher cost of liabilities, mainly in a competitive environment in Spain. Finally, the recent upward curve in interest rates in the euro area has had a faster impact in the cost of liabilities than in the yield of assets.
     Dividend income
     Dividend income increased 4.0% to €302 million for the nine months ended September 30, 2010 from €290 million for the nine months ended September 30, 2009. Its main component was the dividend paid by Telefónica in the second quarter.
     Share of profit or loss of entities accounted for using the equity method
     Share of profit or loss of entities accounted for using the equity method increased to €211 million for the nine months ended September 30, 2010 from €6 million for the nine months ended September 30, 2009 due to the increase in our share of profits of China Citic Bank (“CNCB”) following our exercise in April 2010 of a purchase option to increase our holding of CNCB from 10% to 15%, and to a lesser extent, the increase of profit of CNCB.

     Fee and commission income
     Fee and commission income increased 2.3% to €4,018 million for the nine months ended September 30, 2010 from €3,928 million for the nine months ended September 30, 2009 due principally to the increase of fees and commissions linked to banking services and asset custody.
     Fee and commission expenses
     Fee and commission expenses decreased 6.8% to €616 million for the nine months ended September 30, 2010 from €661 million for the nine months ended September 30, 2009, primarily due to the decrease in fees and commissions assigned to third parties mainly related to our pensions business in Chile.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities increased to €1,356 million for the nine months ended September 30, 2010 from €644 million for the nine months ended September 30, 2009, primarily due to a general recovery in market activity, and the sale of financial instruments to adjust portfolio durations. In addition, we have profited from high price volatility in sovereign debt markets rotating the durations of the portfolios, which generated income without consuming the unrealized capital gains present in certain portfolios as of September 30, 2010.
     Net exchange differences decreased 40.3% to €286 million for the nine months ended September 30, 2010 from €480 million for the nine months ended September 30, 2009 due primarily to the devaluation of the Venezuelan bolivar fuerte and losses in foreign currency trading.
     Other operating income and expenses
     Other operating income increased 5.3% to €2,634 million for the nine months ended September 30, 2010 from €2,502 million for the nine months ended September 30, 2009, due to primarily the increase of non-banking product sales. Other operating expenses increased 14.4% to €2,409 million for the nine months ended September 30, 2010 from €2,106 million for the nine months ended September 30, 2009 due to the adjustment for the hyperinflation in Venezuela, the cost of sales, primarily real estate inventories sales, and a higher contribution to deposit guarantee funds in the countries in which we operate.
     Gross income
     As a result of the foregoing, gross income for the nine months ended September 30, 2010 increased 3.8% to €15,964 million from €15,375 million for the nine months ended September 30, 2009.
     Administration costs
     Administration costs increased 9.0% to €6,080 million for the nine months ended September 30, 2010 from €5,576 million for the nine months ended September 30, 2009, due primarily to an increase in rent expenses related to the sale and leaseback of certain properties located in Spain during the third quarter of 2009 and an increase in costs associated with certain investments that are currently being carried out including, for example, new investments in systems, the extension and renewal of ATMs, image and brand identity (including new sponsorship arrangements with the U.S. National Basketball Association) and implementing growth plans in practically all the geographical areas in which the Group operates.
     Depreciation and amortization
     Depreciation and amortization increased 6.4% to €562 million for the nine months ended September 30, 2010 from €528 million for the nine months ended September 30, 2009.
     Provisions (net)
     Provisions (net) increased 74.2% to €408 million for the nine months ended September 30, 2010 from €234 million for the nine months ended September 30, 2009, primarily due to a significant increase of provision for substandard contingent liabilities primarily related to guarantees given on behalf of our clients. In addition, provisions (net) for the nine months ended September 30, 2009 were positively impacted by higher provision recoveries.
     Impairment losses on financial assets (net)
     Impairment losses on financial assets (net) decreased 2.2% to €3,606 million for the nine months ended September 30, 2010 from €3,686 million for the nine months ended September 30, 2009, principally due to a decrease in provisions in connection with the slight decrease in non-performing assets to €15,560 million as of September 30, 2010 from €15,602 million as of December 31, 2009. The non-performing asset ratio was 4.1% as of September 30, 2010, 4.3% as of December 31, 2009 and 3.4% as of September 30, 2009. The coverage ratio increased to 62% as of September 30, 2010 from 57% as of December 31, 2009 (68% as of September 30, 2009).

     Net operating income
     As a result of the foregoing, net operating income decreased 0.8% to €5,308 million for the nine months ended September 30, 2010 from €5,351 million for the nine months ended September 30, 2009.
     Impairment losses on other assets (net)
     Impairment losses on other assets (net) decreased 4.4% to €288 million for the nine months ended September 30, 2010 from €301 million for the nine months ended September 30, 2009, primarily attributable to a decrease in write-downs on real-estate investments.
     Gains (losses) on derecognized assets not classified as non-current assets held for sale
     Gains (losses) on derecognized assets not classified as non-current assets held for sale increased to €39 million for the nine months ended September 30, 2010 from €18 million for the nine months ended September 30, 2009.
     Gains (losses) in non-current assets held for sale not classified as discontinued transactions
     Gains (losses) in non-current assets held for sale not classified as discontinued operations decreased 77.3% to €200 million for the nine months ended September 30, 2010 from €882 million for the nine months ended September 30, 2009. The €882 million for the nine months ended September 30, 2009 included capital gains of €830 million generated by the sale in September 2009 of 948 properties (mainly branch offices and various individual properties) to a third-party real estate investor. The €200 million for the nine months ended September 30, 2010 included capital gains of €233 million generated by the sale in July 2010 of over 160 properties (mainly branch offices and various individual properties) to another third-party real estate investor.
     Income before tax
     As a result of the foregoing, income before tax decreased 11.6% to €5,260 million for the nine months ended September 30, 2010 from €5,950 million for the nine months ended September 30, 2009.
     Income tax
     Income tax decreased 8.4% to €1,300 million for the nine months ended September 30, 2010 from €1,418 million for the nine months ended September 30, 2009. This decrease was lower than the decrease of income before tax due to an increase of the tax rate in Mexico as of January 1, 2010.
     Net income
     As a result of the foregoing net income decreased 12.6% to €3,960 million for the nine months ended September 30, 2010 from €4,532 million for the nine months ended September 30, 2009.
     Net income attributed to non-controlling interest
     Net income attributed to non-controlling interest decreased 17.1% to €293 million for the nine months ended September 30, 2010 from €353 million for the nine months ended September 30, 2009, principally due to exchange rate impacts.
     Net income attributed to parent company
     Net income attributed to parent company decreased 12.2% to €3,668 million for the nine months ended September 30, 2010 from €4,179 million for the nine months ended September 30, 2009 (assuming constant exchange rates, there would have been a 14.2% decrease).
B. Key Indicators
     Return on equity was 17.2% for the nine months ended September 30, 2010 compared to 16.0% for the year ended December 31, 2009 and 21.2% for the nine months ended September 30, 2009.
     The cost/income ratio including depreciation, for the nine months ended September 30, 2010 was 41.6% compared to 40.4% for the year ended December 31, 2009 and 39.7% for the nine months ended September 30, 2009.
     The Group’s total assets as of September 30, 2010 were €557,761 million compared to €535,065 million as of December 31, 2009 and €537,305 million as of September 30, 2009.
     As of September 30, 2010 lending to customers amounted to €343,084 million, compared to €332,162 million as of December 31, 2009 and €331,005 million as of September 30, 2009, which represents a 3.6% increase as of September 30, 2010 compared to September 30, 2009.

     Lending to domestic customers in Spain amounted to €210,885 million as of September 30, 2010, compared to €204,671 million as of December 31, 2009 and €204,997 million as of September 30, 2009, which represents a 2.9% increase as of September 30, 2010 compared to as of September 30, 2009.
     Lending to non-resident customers as of September 30, 2010 was €132,199 million, compared to €127,491 million as of December 31, 2009 and €126,008 million as of September 30, 2009, which represents an increase of 4.9% compared to September 30, 2009.
     Non-performing loans amounted to €15,218 million as of September 30, 2010, a 0.1% increase from €15,197 million as of December 31, 2009 (€12,189 million as of September 30, 2009). Total non-performing assets (which include non-performing loans and other non-performing assets) amounted to €15,560 million as of September 30, 2010, a 0.3% decrease compared to €15,602 million as of December 31, 2009 (€12,500 million as of September 30, 2009). The non-performing asset ratio was 4.1% as of September 30, 2010, 4.3% as of December 31, 2009 and 3.4% as of September 30, 2009. The non-performing asset coverage ratio was 62% as of September 30, 2010, 57% as of December 31, 2009 and 68% as of September 30, 2009.
     As of September 30, 2010 total customer funds, on and off the balance sheet, were €513,042 million, an increase of 0.8% from €509,104 million as of December 31, 2009 (€499,672 million as of September 30, 2009).
     As of September 30, 2010 customer funds on the balance sheet decreased by 0.9% to €368,745 million, compared to €371,999 millions as of December 31, 2009 (€366,581 million as of September 30, 2009). Of the above amount at September 30, 2010, customer deposits accounted for €255,798 million (up 2.6% year-on-year), marketable debt securities accounted for €94,394 million (down 4.3% year-on-year) and subordinate liabilities accounted for €18,553 million (down 0.2% year-on-year).
     Customer funds off the balance sheet came to €144,298 million, a 5.2% increase compared to €137,105 million as of December 31, 2009 (€133,091 million as of September 30, 2009).
C. Capital
     Based on the framework of Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of September 30, 2010 and December 31, 2009, our consolidated Tier I risk-based capital ratio was 9.2% and 9.4%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.8% and 13.6%, respectively. Basel II recommends that these ratios be at least 4% and 8%, respectively.
D. Results of Operations by Business Areas for the Nine Months Ended September 30, 2010 and 2009 and business overview
     The Group focuses its operations on six major business areas, as described below, which are further broken down into business units: Spain and Portugal, Mexico, South America, the United States, Wholesale Banking and Asset Management (“WB&AM”) and Corporate Activities.
     The foregoing description of our business areas is consistent with our current internal organization. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in this section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.
     In 2010, certain changes were made in the criteria applied to the year ended December 31, 2009 to reflect the composition of our business areas. These changes affected:
•	The United States and Wholesale Banking & Asset Management. In order to give a global view of the Group’s business in the United States, we decided to include the New York office, formerly within WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units.

•	South America and Corporate Activities. In 2010, the adjustment for Venezuelan hyperinflation is included in the financial statements of South America. In the 2009 Form 20-F, that adjustment was included under the Corporate Activities segment. Therefore, this business segment’s figures related to 2009 have been restated to make them comparable to the 2010 figures.
     In addition, we made a modification to the allocation of certain costs from the corporate headquarters to the business areas that affect rent expenses and, to a lesser extent, sales of IT services. As a result of these modifications, data for the nine months ended September 30, 2009, has been revised to ensure that the different periods are comparable.
     The following table sets forth information relating to net income attributed to parent company for each of our business areas for the nine months ended September 30, 2010 and 2009:

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
Net Income by Business Areas	2010	2009	2010-2009
Spain and Portugal	1,687	1,798	(6.2)
Mexico	1,254	1,103	13.7
South America	699	623	12.1
The United States	220	177	24.1
WB&AM	730	668	9.2
Corporate Activities	(922)	(192)	n.m. (1)

Total BBVA Group	3,668	4,177	(12.2)

(1)	Not meaningful.
     The following tables set forth information relating to condensed income statements by BBVA’s business areas. Some line items separately shown in the consolidated income statements are aggregated in a single line item in the condensed income statements by BBVA’s business areas, as follows:
•	‘Other operating income and expenses (net)’ line item includes, if any, the ‘Dividend income’, ‘Share of profit or loss of entities accounted for using the equity method’, ‘Other operating income’ and ‘Other operating expenses’ line items shown in the consolidated income statement.

•	‘Provisions (net) and other gains (losses)’ line item includes, if any, the ‘Provisions (net)’, ‘Impairment losses on other assets (net)’, ‘Gains (losses) on derecognized assets not classified as non-current asset held for sale’, ‘Negative Goodwill’ and ‘Gains (losses) in non-current assets held for sale not classified as discontinued transactions’ line items shown in the consolidated income statement.
Spain and Portugal

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
Spain and Portugal	2010	2009	2010-2009
Net interest income	3,576	3,668	(2.5)
Net fees and commissions	1,051	1,123	(6.5)
Net gains (losses) on financial assets and liabilities and net exchange differences	154	152	1.3
Other operating income and expenses (net)	279	326	(14.3)

Gross income	5,061	5,269	(4.0)
Administrative Cost	(1,811)	(1,838)	(1.5)
Personnel expenses	(1,126)	(1,133)	(0.6)
General and administrative expenses	(685)	(705)	(2.9)
Depreciation and amortization	(77)	(79)	(2.9)
Impairment losses on financial assets (net)	(985)	(1,595)	(38.3)
Provisions (net) and other gains (losses)	222	803	(72.3)

Income before tax	2,411	2,560	(5.8)
Income tax	(724)	(761)	(4.9)

Net income	1,687	1,799	(6.2)
Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	1,687	1,798	(6.2)

     Net interest income
     Net interest income of this business area for the nine months ended September 30, 2010 amounted to €3,576 million, a 2.5% decrease from €3,668 million recorded for the nine months ended September 30, 2009 primarily due to the decrease in yield on assets, whereas the cost of liabilities increased.
     The decrease in yield on assets was due primarily to the fact that the decrease in market interest rates during 2009 was gradually reflected in the yield of variable rate mortgage loans during the year 2009, whereas in 2010 this decrease was largely completed at the beginning of the nine months ended September 30, 2010. Additionally, this business area has made continued efforts to gradually increase the relative weight of loan portfolios with lower risk and, therefore, lower spreads (for example, private mortgage loans) instead of loan portfolios with higher risk (for example, consumer loans). The increase in cost of liabilities was due primarily to the increase in volume of customer deposits and a higher cost of liabilities in a competitive environment in Spain. Finally, the recent upward curve in interest rates in the euro area has had a faster impact in the cost of liabilities than in the yield of assets.
     Net fees and commissions
     Net fees and commissions of this business area for the nine months ended September 30, 2010 amounted to €1,051 million, a 6.5% decrease from the €1,123 million recorded for the nine months ended September 30, 2009, primarily due to the loyalty-based reductions applied to a growing number of customers and the fall in the volume of managed mutual funds.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2010 was €154 million, a 1.3% increase from the €152 million recorded for the nine months ended September 30, 2009.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the nine months ended September 30, 2010 amounted to €279 million, a 14.3% decrease from the €326 million recorded for the nine months ended September 30, 2009, primarily due to the weakness of banking activity in general.
     Gross income
     As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2010 was €5,061 million, a 4.0% decrease from the €5,269 million recorded for the nine months ended September 30, 2009.
     Administrative costs
     Administrative costs of this business area for the nine months ended September 30, 2010 were €1,811 million, a 1.5% decrease from the €1,838 million recorded for the nine months ended September 30, 2009, primarily due to the decline in general and administrative expenses, principally through continued streamlining of the branch network, and the Group’s transformation plan, which helped to reduce wages and salaries.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the nine months ended September 30, 2010 was €985 million, compared to €1,595 million for the nine months ended September 30, 2009. Impairment on financial assets (net) was negatively affected in the nine months ended September 30, 2009 by the sharp increase in non-performing loans during the period. This business area’s non-performing assets ratio increased to 4.0% as of September 30, 2009 from 2.6% as of December 31, 2008, whereas this business area’s non-performing assets ratio decreased to 5.0% as of September 30, 2010 from 5.1% as of December 31, 2009. As the non-performing assets ratio remained stable during the nine months ended September 30, 2010, the extent of Impairment on financial assets (net) of this business area declined during the period relative to the nine months ended September 30, 2009.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2010 was €2,411 million, a 5.8% decrease from the €2,560 million recorded for the nine months ended September 30, 2009.
     Income tax
     Income tax of this business area for the nine months ended September 30, 2010 decreased 4.9% to €724 million from €761 million for the nine months ended September 30, 2009, primarily as a result of the decrease in income before tax.

     Net income attributed to parent company
     As a result of the foregoing, net income attributed to parent company of this business area for the nine months ended September 30, 2010 decreased 6.2% to €1,687 million from €1,799 million for the nine months ended September 30, 2009.
Mexico

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
Mexico	2010	2009	2010-2009
Net interest income	2,747	2,510	9.5
Net fees and commissions	913	805	13.5
Net gains (losses) on financial assets and liabilities and net exchange differences	331	310	7.1
Other operating income and expenses (net)	133	100	33.3

Gross income	4,126	3,725	10.8
Administrative Cost	(1,346)	(1,112)	21.1
Personnel expenses	(646)	(550)	17.5
General and administrative expenses	(700)	(562)	24.7
Depreciation and amortization	(62)	(49)	27.5
Impairment losses on financial assets (net)	(953)	(1,097)	(13.1)
Provisions (net) and other gains (losses)	(48)	(21)	n.m. (1)

Income before tax	1,716	1,446	18.7
Income tax	(458)	(341)	34.5

Net income	1,257	1,105	13.8
Net income attributed to non-controlling interests	(3)	(2)	89.6

Net income attributed to parent company	1,254	1,103	13.7

(1)	Not meaningful.
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Mexican peso to euro exchange rate for the nine months ended September 30, 2010 decreased compared to the average exchange rate for the nine months ended September 30, 2009 resulting in a positive exchange rate effect on the income statement for the nine months ended September 30, 2010.
     Net interest income
     Net interest income of this business area for the nine months ended September 30, 2010 was €2,747 million, a 9.5% increase from the €2,510 million recorded for the nine months ended September 30, 2009. This increase was primarily due to the exchange-rate effect (assuming constant exchange rates, there would have been a 1.8% decrease due to the decrease in market interest rates).
     Net fees and commissions
     Net fees and commissions of this business area for the nine months ended September 30, 2010 was €913 million, a 13.5% increase from the €805 million recorded for the nine months ended September 30, 2009, primarily as a result of the exchange-rate effect (assuming constant exchange rates there would have been a 1.8% increase, due primarily to greater fees charged by our pension fund administration business, Afore BBVA Bancomer, and to an increase in investment companies activity).
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2010 was €331 million, a 7.1% increase from the €310 million recorded for the nine months ended September 30, 2009, primarily as a result the exchange-rate effect (assuming constant exchange rates, there would have been a 4.0% decrease, principally due to market volatility).
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the nine months ended September 30, 2010 was €133 million, a 33.3% increase from the €100 million recorded for the nine months ended September 30, 2009, principally due to growth in the insurance business.

     Gross income
     As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2010 amounted to €4,126 million, an 10.8% increase from the €3,725 million recorded for the nine months ended September 30, 2009 (assuming constant exchange rates, there would have been a 0.6% decrease).
     Administrative costs
     Administrative costs of this business area for the nine months ended September 30, 2010 were €1,346 million, a 21.1% increase from the €1,112 million recorded for the nine months ended September 30, 2009 (assuming constant exchange rates, there would have been an 8.9% increase), primarily due to a three-year expansion and transformation plan implemented by BBVA Bancomer to take advantage of the long-term growth opportunities offered by the Mexican market.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the nine months ended September 30, 2010 was €953 million, a 13.1% decrease from the €1,097 million recorded for the nine months ended September 30, 2009, primarily due to a modest recovery in economic conditions in Mexico. The business area’s non-performing assets ratio decreased to 3.4% as of September 30, 2010 from 4.3% as of December 31, 2009 (4.0% as of September 30, 2009).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2010 was €1,716 million, an 18.7% increase from the €1,446 million recorded for the nine months ended September 30, 2009.
     Income tax
     Income tax of this business area for the nine months ended September 30, 2010 was €458 million, a 34.5% increase from the €341 million recorded for the nine months ended September 30, 2009, principally due to an increase in the tax rate in Mexico as of January 1, 2010.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the nine months ended September 30, 2010 was €1,254 million, a 13.7% increase from the €1,103 million recorded for the nine months ended September 30, 2009, primarily due to the exchange-rate effect (assuming constant exchange rates, the increase would have been 2.0%).
South America

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
South America	2010	2009	2010-2009
Net interest income	1,843	1,880	(1.9)
Net fees and commissions	709	660	7.5
Net gains (losses) on financial assets and liabilities and net exchange differences	402	360	11.8
Other operating income and expenses (net)	(141)	(164)	(14.2)

Gross income	2,814	2,735	2.9
Administrative Cost	(1,117)	(1,073)	4.1
Personnel expenses	(626)	(587)	6.7
General and administrative expenses	(491)	(486)	1.0
Depreciation and amortization	(97)	(85)	14.7
Impairment losses on financial assets (net)	(301)	(317)	(4.9)
Provisions (net) and other gains (losses)	(21)	(8)	n.m. (1)

Income before tax	1,277	1,252	2.0
Income tax	(282)	(320)	(11.8)

Net income	994	932	6.7
Net income attributed to non-controlling interests	(296)	(309)	(4.1)

Net income attributed to parent company	699	623	12.1

(1)	Not meaningful.

     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the appreciation during the nine months ended September 30, 2010 of all the currencies in the countries in which we operate in South America against the euro (except the Venezuelan bolivar fuerte, which was devalued at the beginning of 2010 and the average exchange rate of the Argentine peso) positively affected the results of operations of certain of our Latin American subsidiaries in euro terms. However, the impact of the devaluation of Venezuelan bolivar fuerte is higher than the positive effect of the appreciation of most of the rest of the currencies and, therefore, movements in exchange rates had a negative overall impact on this business area’s volume of business, balance sheet and, to a lesser extent, earnings during the nine months ended September 30, 2010.
     Net interest income
     Net interest income for the nine months ended September 30, 2010 was €1,843 million, a 1.9% decrease from the €1,880 million recorded for the nine months ended September 30, 2009. This decrease was primarily due to the exchange-rate effect (assuming constant exchange rates, there would have been an 11.5% increase), which partially offset an increase of interest income mainly due to the increase in volume of customer loans during the period in all geographical regions of this business area.
     Net fees and commissions
     Net fees and commissions of this business area amounted to €709 million for the nine months ended September 30, 2010, a 7.5% increase from the €660 million recorded for the nine months ended September 30, 2009, primarily due to an increase in fees charged for transactional services, and an initial recovery of fees related to securities and the wholesale businesses.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2010 were €402 million, an 11.8% increase from the €360 million recorded for the nine months ended September 30, 2009, primarily as a result of the valuation of U.S. dollar positions in Venezuela due to the devaluation of the Venezuelan bolivar fuerte and the appreciation of the dollar against the euro.
     Gross income
     As a result of the foregoing, the gross income of this business area for the nine months ended September 30, 2010 was €2,814 million, a 2.9% increase from the €2,735 million recorded for the nine months ended September 30, 2009.
     Administrative costs
     Administrative costs of this business area for the nine months ended September 30, 2010 were €1,117 million, a 4.1% increase from the €1,073 million recorded for the nine months ended September 30, 2009, primarily due to the exchange-rate effect.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the nine months ended September 30, 2010 was €301 million, a 4.9% decrease from the €317 million recorded for the nine months ended September 30, 2009. The business area’s non-performing assets ratio decreased to 2.4% as of September 30, 2010 from 2.7% as of December 31, 2009 (2.8% as of September 30, 2009).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2010 amounted to €1,277 million, a 2.0% increase compared with the €1,252 million recorded for the nine months ended September 30, 2009, primarily due to the exchange rate movements discussed above (assuming constant exchange rates, there would have been a 6.3% increase).
     Income tax
     Income tax of this business area for the nine months ended September 30, 2010 was €282 million, a 11.8% decrease from the €320 million recorded for the nine months ended September 30, 2009 (assuming constant exchange rates, there would have been a 9.0% decrease).
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the nine months ended September 30, 2010 was €699 million, a 12.1% increase from the €623 million recorded for the nine months ended September 30, 2009 (assuming constant exchange rates, there would have been a 13.7% increase).

The United States

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
The United States	2010	2009	2010-2009
Net interest income	1,384	1,219	13.6
Net fees and commissions	493	448	10.0
Net gains (losses) on financial assets and liabilities and net exchange differences	117	140	(16.2)
Other operating income and expenses (net)	(35)	(25)	38.6

Gross income	1,959	1,781	10.0
Administrative Cost	(985)	(845)	16.5
Personnel expenses	(570)	(527)	8.2
General and administrative expenses	(415)	(319)	30.1
Depreciation and amortization	(151)	(158)	(4.5)
Impairment losses on financial assets (net)	(498)	(494)	0.9
Provisions (net) and other gains (losses)	(22)	(29)	(24.7)

Income before tax	304	255	19.0
Income tax	(83)	(78)	7.0

Net income	220	177	24.3
Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	220	177	24.3

     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average dollar to euro exchange rate for the nine months ended September 30, 2010 decreased compared to the average exchange rate for the nine months ended September 30, 2009, resulting in a positive exchange rate effect on the income statement for the nine months ended September 30, 2010.
     Net interest income
     Net interest income for the nine months ended September 30, 2010 was €1,384 million, a 13.6% increase from the €1,219 million recorded for the nine months ended September 30, 2009, primarily due to the increase of business volumes resulting from the acquisition in August 2009 of certain assets and liabilities of Guaranty Bank (“Guaranty”). These assets and liabilities were included on our balance sheet, and therefore generated interest income and expenses, for the entire period in the nine months ended September 30, 2010 compared to only approximately one month (from the August 21 acquisition date to September 30, 2009) in the nine months ended September 30, 2009.
     Net fees and commissions
     Net fees and commissions of this business area for the nine months ended September 30, 2010 were €493 million, a 10.0% increase from the €448 million recorded for the nine months ended September 30, 2009, also due primarily to the integration of Guaranty.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2010 were €117 million, a 16.2% decrease from the €140 million recorded for the nine months ended September 30, 2009, primarily due to decreasing activity.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the nine months ended September 30, 2010 were a loss of €35 million, compared to a loss of €25 million recorded for the nine months ended September 30, 2009.
     Gross income
     As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2010 was €1,959 million, a 10.0% increase from the €1,781 million recorded for the nine months ended September 30, 2009.

     Administrative costs
     Administrative costs of this business area for the nine months ended September 30, 2010 were €985 million, a 16.5% increase from the €845 million recorded for the nine months ended September 30, 2009, primarily due to the integration of Guaranty.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the nine months ended September 30, 2010 was €498 million, a 0.9% increase from the €494 million recorded for the nine months ended September 30, 2009, primarily due to exchange-rate movements (assuming constant exchange rates, there would have been a 3.0% decrease). The non-performing assets ratio of this business area as of September 30, 2010 increased to 4.6% from 4.2% as of December 31, 2009 (3.1% as of September 30, 2009).
     Income before tax
     As a result of the foregoing, the income before tax of this business area for the nine months ended September 30, 2010 was €304 million, a 19.0% increase from the €255 million recorded for the nine months ended September 30, 2009.
     Income tax
     Income tax of this business area for the nine months ended September 30, 2010 was €83 million, a 7.0% increase from the €78 million recorded for the nine months ended September 30, 2009.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the nine months ended September 30, 2010 was €220 million, a 24.3% increase from the €177 million recorded for the nine months ended September 30, 2009 (assuming constant exchange rates, there would have been a 17.9% increase).
Wholesale Banking and Asset Management

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
Wholesale Banking and Asset Management	2010	2009	2010-2009
Net interest income	603	751	(19.7)
Net fees and commissions	370	352	5.1
Net gains (losses) on financial assets and liabilities and net exchange differences	30	(18)	n.m. (1)
Other operating income and expenses (net)	314	156	n.m. (1)

Gross income	1,318	1,242	6.1
Administrative Cost	(376)	(340)	10.5
Personnel expenses	(251)	(227)	10.6
General and administrative expenses	(125)	(113)	10.5
Depreciation and amortization	(6)	(7)	(19.3)
Impairment losses on financial assets (net)	(32)	29	n.m. (1)
Provisions (net) and other gains (losses)	2	—	n.m. (1)

Income before tax	906	923	(1.8)
Income tax	(175)	(252)	(30.3)

Net income	731	671	9.0
Net income attributed to non-controlling interests	(1)	(3)	(72.1)

Net income attributed to parent company	730	668	9.4

(1)	Not meaningful.
     Net interest income and net gains (losses) on financial assets and liabilities and exchange differences
     For internal management purposes, “net interest income” and “net gains (losses) on financial assets and liabilities and exchange differences” for this business area are analyzed together. Net interest income includes the cost of funding of the market operations whose revenues are accounted for in the heading “Net gains (losses) on financial assets and liabilities and exchange differences”.

     The aggregate balance of these two items for the nine months ended September 30, 2010 was €633 million, a 13.7% decrease from the €733 million recorded for the nine months ended September 30, 2009. This decrease was mainly due to high market volatility, which negatively affected trading income as credit spreads narrowed in the south of Europe, despite the good performance of commercial activity with customers in the Global Markets business unit.
     Net fees and commissions
     Net fees and commissions of this business area for the nine months ended September 30, 2010 was €370 million, a 5.1% increase from the €352 million recorded for the nine months ended September 30, 2009, primarily due to increased business activity with customers with a high business potential.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the nine months ended September 30, 2010 was €314 million compared with the €156 million for the nine months ended September 30, 2009, primarily due to the increase of the share of profit of entities accounted for using the equity method, which mainly related to our holding in CNCB.
     Gross income
     As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2010 was €1,318 million, a 6.1% increase from the €1,242 million recorded for the nine months ended September 30, 2009.
     Administrative costs
     Administrative costs of this business area for the nine months ended September 30, 2010 was €376 million, a 10.5% increase from the €340 million recorded for the nine months ended September 30, 2009.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the nine months ended September 30, 2010 was a loss of €32 million compared to a gain of €29 million recorded for the nine months ended September 30, 2009, primarily due to a slight increase in this business area’s impaired assets. The non-performing assets ratio of this business area increased to 1.3% as of September 30, 2010 from 1.0% as of December 31, 2009 (0.9% as of September 30, 2009).
     Income before tax
     As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2010 was €906 million, a 1.8% decrease from the €923 million recorded for the nine months ended September 30, 2009.
     Income tax
     Income tax of this business area for the nine months ended September 30, 2010 was €175 million, a 30.3% decrease from the €252 million recorded for the nine months ended September 30, 2009.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the nine months ended September 30, 2010 was €730 million, a 9.2% increase from the €668 million recorded for the nine months ended September 30, 2009.

Corporate Activities

	(in Millions of Euros)		(in %)
	For the Nine Months Ended
	September 30,		Change
Corporate Activities	2010	2009	2010-2009
Net interest income	28	265	(89.5)
Net fees and commissions	(134)	(121)	11.3
Net gains (losses) on financial assets and liabilities and net exchange differences	607	180	n.m.	(1)
Other operating income and expenses (net)	186	299	(37.8)

Gross income	687	624	10.1
Administrative Cost	(446)	(368)	21.1
Personnel expenses	(356)	(394)	(9.8)
General and administrative expenses	(90)	26	n.m.	(1)
Depreciation and amortization	(169)	(150)	12.3
Impairment losses on financial assets (net)	(837)	(212)	n.m.	(1)
Provisions (net) and other gains (losses)	(588)	(378)	55.3

Income before tax	(1,353)	(486)	178.4
Income tax	423	333	26.9

Net income	(929)	(152)	n.m.	(1)
Net income attributed to non-controlling interests	7	(40)	n.m.	(1)

Net income attributed to parent company	(922)	(192)	n.m.	(1)

(1)	Not meaningful.
     Net interest income
     Net interest income for the nine months ended September 30, 2010 was €28 million, an 89.5% decrease from the €265 million recorded for the nine months ended September 30, 2009, primarily due to the recent upward curve in interest rates in the euro area.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the nine months ended September 30, 2010 were €607 million, compared with the €180 million recorded for the nine months ended September 30, 2009, primarily due to an increase in sales of financial assets from the ALCO portfolio, which has generated significant capital gains by taking advantage of price volatility in sovereign bond markets during the first half of 2010.
     Other operating income and expense (net)
     Other operating income and expenses (net) of this business area for the nine months ended September 30, 2010 were €186 million, a 37.8% decrease from €299 million recorded for the nine months ended September 30, 2009.
     Gross income
     As a result of the foregoing, gross income of this business area for the nine months ended September 30, 2010 was €687 million, a 10.1% increase from €624 million recorded for the nine months ended September 30, 2009.
     Administrative costs
     Administrative costs of this business area for the nine months ended September 30, 2010 were €446 million, a 21.1% increase from the €368 million recorded for the nine months ended September 30, 2009, primarily due to the increase in costs associated with certain investments that are currently being carried out including, for example, new investments in systems and image and brand identity (including new sponsorship arrangements with the U.S. National Basketball Association).
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the nine months ended September 30, 2010 was €837 million, compared with the €212 million recorded for the nine months ended September 30, 2009, principally due to continuing provisions for loan losses designed to increase the coverage ratio in light of economic conditions.

     Provisions (net) and other gains (losses)
     Provisions (net) and other gains (losses) for the nine months ended September 30, 2010 amounted to €588 million, a 55.3% increase from the €378 million recorded for the nine months ended September 30, 2009, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage at an adequate level.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the nine months ended September 30, 2010 was a loss of €1,353 million, compared with a loss of €486 million recorded for the nine months ended September 30, 2009.
     Income tax
     Income tax of this business area for the nine months ended September 30, 2010 was €423 million compared with €333 million recorded for the nine months ended September 30, 2009.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the nine months ended September 30, 2010 constituted a loss of €922 million, compared with a loss of €192 million recorded for the nine months ended September 30, 2009.
Other developments
Amendment of the Bank of Spain Circular 4/2004
     On July 13, 2010, the Bank of Spain Circular 3/2010 of June 29 was published in the Boletín Oficial del Estado (BOE). The Circular introduced a modification to Circular 4/2004 with regard to impairment losses on credit risk (non-performing loan provisions) by Spanish credit institutions.
     The Bank of Spain has modified and updated certain parameters established by Annex IX of said Circular to adjust them to the experience and information of the Spanish banking sector as a whole following the financial crisis of the past few years.
     The modification to the Circular entered into force on September 30, 2010. As of September 30, 2010, the impact of this modification was recorded in the consolidated financial statements (Allowance for loan losses increased €198 million of which €80 million was charged against the consolidated income statement).
Subsequent events
     BBVA has decided to take up the capital increase announced by China Citic Bank (CNCB) of up to 2.2 new shares for each 10 outstanding shares, with the aim of not diluting our current 15% holding. This will involve an investment of approximately €400 million. The Board of the Chinese institution has approved the increase to support the development and high rate of growth of its banking business: loans increased 11.9% in the first half of 2010 compared to the figure for year-end 2009, customer deposits increased 21.4% compared to the figure for year-end 2009 and attributable profit for the first half 2010 increased 45.3% year on year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
By:	/s/ JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	Chief Accounting Officer

Date: October 29, 2010